UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CITIGROUP ALTERNATIVE INVESTMENTS MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC
(Name of Subject Company (Issuer))

CITIGROUP ALTERNATIVE INVESTMENTS MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC
(Name of Filing Person(s) (Issuer))

SHARES OF LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Millie Kim, Esq.
Citigroup Alternative Investments LLC
731 Lexington Avenue, 28th Floor
New York, NY 10022
(212) 559-8580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Paul Schreiber, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10022
(212) 848-4000

June 26, 2009
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	(a) $135,071,025.98	Amount of Filing Fee:	(b) $7,536.96

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.

(b)	Calculated at $55.80 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	____________________________________________________________
Form or Registration No.:	____________________________________________________________
Filing Party: ______________________________________________________________________
Date Filed: _______________________________________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC (the “Company”) offers its shares of limited liability company interests (“Shares”) in a single series designated as “Multi-Strategy Series G” (the “Series”).  The Company is offering to purchase up to 25% of its outstanding Multi-Strategy Series G Shares (the “Offer”), from the Members of the Company holding the Shares, at their unaudited net asset value per Share (that is, the value of the assets minus its liabilities, divided by the number of Shares outstanding) determined as of the Valuation Date (as defined below).  Members who desire to tender Shares for purchase must do so by 12:00 midnight, New York time on Friday, July 24, 2009, unless the Offer is extended.  All determinations as to the receipt of notices from Members relating to the tender of Shares, including, without limitation, determinations whether to excuse or waive certain variations from relevant procedural requirements, will be in the sole discretion of the Company or its designated agents, and any such determination will be final.  The net asset value of Shares will be calculated for this purpose as of September 30, 2009 or, if the Offer is extended, as of the last business day of the second month following the month in which the Offer actually expires (in each case, the “Valuation Date”).  The Company reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

Members may tender all or some of their Shares up to an amount such that they maintain the minimum required account balance of $25,000 (or any lower amount equal to a Member’s initial subscription amount net of placement fees) after the purchase of the Shares by the Company.  If a Member tenders Shares and the Company purchases those Shares, the Company will issue the Member a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Member to receive an amount equal to the value of the Member’s Shares accepted for purchase by the Company determined as of September 30, 2009 (or, if the Offer is extended, the value determined as of the relevant Valuation Date) (valued in either case within 10 business days thereafter in accordance with the Company’s Limited Liability Company Agreement as currently in effect (the “LLC Agreement”)).  The Note will be held for the Member in the Member’s account with an authorized placement agent designated for that purpose and will entitle the Member to receive a payment in cash and/or securities (valued according to the LLC Agreement) equal to the value of the Member’s Shares accepted for purchase by the Company to be paid to the Member (so long as the Member has tendered less than 95% of their Shares) within 30 days after the Valuation Date or, if Multi-Strategy Series G has requested withdrawals of its capital from any investment funds in order to fund the purchase of Shares, within 10 business days after Multi-Strategy Series G has received at least 90% of the aggregate amount withdrawn from such investment funds.  Members who tender 95% or more of their Shares for repurchase will receive a Note that provides for a two-step payment whereby at least 95% of the amount is payable due within the time periods set forth in the preceding sentence, and the remaining amount due will be paid within 90 days of the Valuation Date (unless the valuation date of such Shares has changed, or the Series has requested a withdrawal of its capital from the investment funds in which it invests and has not yet received at least 90% of the proceeds of such withdrawal).  Any cash payment on a Note will be wire transferred to the Member’s account with his or her authorized placement agent.

A Member who tenders for purchase only a portion of such Member’s Shares will be required to maintain an account balance equal to at least $25,000 (or any lower amount equal to the Member’s initial subscription amount net of placement fees).  The Company reserves the right to purchase less than the amount the Member tenders if the purchase would cause the Member’s account to have less than the required minimum balance.  If the Company accepts the tender of the Member’s Shares, the Company will make payment for Shares it purchases from one or more of the following sources:  cash on hand, the proceeds of the sale of portfolio securities held by Multi-Strategy Series G, the withdrawals of capital from the investment funds in which Multi-Strategy Series G has invested, or by borrowings (which the Company does not presently intend to do).

Following this Summary Term Sheet is a formal notice of the Company’s offer to purchase Shares of Multi-Strategy Series G.  Members who desire to tender Shares for purchase must do so by 12:00 midnight, New York time, Friday, July 24, 2009.  Until that time, Members have the right to change their minds and withdraw any tenders of their Shares.  Shares withdrawn prior to Friday, July 24, 2009 may be re-tendered by following the tender procedures before the Offer expires (including any extension period).

If a Member would like the Company to purchase all or some of its Shares, it should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Notice of Intent to Tender to CAI Investing Services, the Company’s agent designated for this purpose, at 55 East 59th Street, 11th Floor, New York, NY 10022, attention:  Harold Terry; or (ii) fax it to CAI Investing Services at (917) 464-1259, so that it is received before 12:00 midnight, New York time, on Friday, July 24, 2009.  IF THE MEMBER CHOOSES TO FAX THE NOTICE OF INTENT TO TENDER, IT SHOULD MAIL THE ORIGINAL NOTICE OF INTENT TO TENDER TO CAI INVESTING SERVICES PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, NEW YORK TIME, ON FRIDAY, JULY 24, 2009).

The value of the Shares may change between May 31, 2009 (the last date prior to the date of this filing as of which net asset values were calculated) and September 30, 2009, the date as of which the value of the Shares will be determined for purposes of calculating the purchase price.  Members desiring to obtain the estimated net asset value for their Shares, which the Company will calculate from time to time based upon the information the Company receives from the managers of the investment funds in which Multi-Strategy Series G is invested, may contact CAI Investing Services at (212) 559-4055 or 55 East 59th Street, 11th Floor, New York, NY 10022, Attention:  Harold Terry, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., New York time.  IMPORTANT NOTE:  Any estimated net asset value provided by CAI Investing Services will be based on information supplied by third parties and is provided to Members for convenience only and not pursuant to any obligation on the part of the Company.  Neither the Company nor CAI Investing Services can give any assurances as to the accuracy of such information; nor can either give any assurance that the next regularly computed, monthly net asset value will not differ (sometimes significantly) from such estimated net asset value.  Moreover, estimated information cannot be read as superseding any regularly computed, monthly net asset value.

Please note that just as each Member has the right to withdraw its tender, the Company has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, New York time, on July 24, 2009.  Also realize that although the Offer expires on July 24, 2009, a Member who tenders all of its Shares will remain a Member of the Company having a membership interest through September 30, 2009, the date for which the net asset value of the Member’s Shares is calculated, notwithstanding the Company’s acceptance of the Member’s Shares for purchase.

ITEM 2.	ISSUER INFORMATION.

(a)           The name of the issuer is Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC.  The Company is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company.  It is organized as a Delaware limited liability company.  The principal executive office of the Company is located at 55 East 59th Street, 10th Floor, New York, New York 10022 and the telephone number is (212) 559-4999.

(b)           The securities that are the subject of the Offer are titled “limited liability company interests” in the Company.  The Company issues these interests in a single Series of Shares designated as Multi-Strategy Series G.  As used in this Schedule TO, the term “Shares” refers to the limited liability company interests in the Company that constitute the class of security that is the subject of this Offer or the limited liability company interests in the Company that are tendered by Members to the Company pursuant to this Offer.  The Company previously issued “Units.”  Those Units have been redenominated, solely as a matter of nomenclature, as the “Shares” referred to herein.  As of the close of business on May 31, 2009, the unaudited net asset value of Multi-Strategy Series G was $540,284,103.92 (with an unaudited Series net asset value per Share of $1,034.129).  Subject to the conditions set out in the Offer, the Company will purchase up to 25% of its outstanding Multi-Strategy Series G Shares that are tendered by Members and not withdrawn as described above in Item 1, subject to any extension of the Offer.

(c)           There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the LLC Agreement.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)           The name of the filing person (i.e., the Company) is Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC.  The Company’s principal executive office is located at 55 East 59th Street, 10th Floor, New York, New York 10022 and the telephone number is (212) 559-4999.  The principal executive office of the Adviser is located at 55 East 59th Street, 10th Floor, New York, New York 10022 and the telephone number is (212) 559-3190. The Company’s Directors are Charles Hurty, Steven Krull, Raymond Nolte and Joshua Weinreich.  Their address is c/o Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC, 55 East 59th Street, 10th Floor, New York, New York 10022 and their telephone number is (212) 559-4999.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a)           (1) (i)  Subject to the conditions set out in the Offer, the Company will purchase up to 25% of its outstanding Multi-Strategy Series G Shares if tendered by Members by 12:00 midnight, New York time, on Friday, July 24, 2009 and not withdrawn as described in Item 4(a)(1)(vi).  The initial repurchase deadline of the offer is 12:00 midnight, New York time, on July 24, 2009 (the “Initial Repurchase Deadline”), subject to any extension of the Offer.  The later of the Initial Repurchase Deadline or the latest time and date to which the Offer is extended is called the “Repurchase Deadline.”

(ii)           The purchase price of Shares tendered to the Company for purchase will be their net asset value as of the close of business on the Valuation Date (September 30, 2009) or, if the Offer is extended, the last business day of the month following the second month in which the Offer actually expires).  See Item 4(a)(1)(v) below.

Members may tender all or some of their Shares up to an amount such that they maintain the minimum required account balance of $25,000 (or any lower amount equal to a Member’s initial subscription amount net of placement fees) after the purchase of the Shares by the Company. Each Member who tenders Shares that are accepted for purchase will be issued the Note described in Item 1 above (a non-interest bearing, non-transferable promissory note) promptly after the Repurchase Deadline.  A Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date within 10 business days thereafter, of the Shares tendered by the Member and accepted for purchase by the Company.  This amount will be the value of the Shares being purchased determined as of the Valuation Date and will be based upon the value of the net assets as of that date, after giving effect to all allocations to be made as of that date.  For Members tendering less than 95% of their Shares for repurchase, payment of this amount will be made within 30 days after the Valuation Date or, if Multi-Strategy Series G has requested withdrawals of its capital from any investment funds in order to fund the purchase of Shares, no later than 10 business days after Multi-Strategy Series G has received at least 90% of the aggregate amount withdrawn from such investment funds.  For Members tendering 95% or more of their shares for repurchase, payment of this amount will be made in two installments – at least 95% of the amounts due will be paid within the timeframes described in the preceding sentence, with the remainder generally to be paid within 90 days of the Valuation Date.

Although the Company has retained the option to pay all or a portion of the purchase price by distributing securities, the purchase price will be paid entirely in cash except in the unlikely event that Citigroup Alternative Investments LLC, acting as the Company’s administrator, determines that the distribution of securities is necessary to avoid or mitigate any material adverse effect of the Offer on the Company or on the Members not tendering their Shares.

A Member who tenders for purchase only a portion of such Member’s Shares will be required to maintain a account balance equal to at least $25,000 (or any lower amount equal to the Member’s initial subscription amount net of placement fees).

(iii)           Members who desire to tender Shares for purchase must do so prior to the Repurchase Deadline, currently scheduled to be 12:00 midnight, New York time, Friday, July 24, 2009.

(iv)           Not applicable.

(v)           The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension.  If the Company elects to extend the tender period, for the purpose of determining the purchase price for tendered Shares, the net asset value with respect to such Shares will be determined as of the close of business on the last business day of the second month after the month in which the Offer actually expires.  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.  The Company also reserves the right, at any time and from time to time, up to and including the Repurchase Deadline, to:  (A) cancel the Offer in the circumstances set out in Section 8 of the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (B) amend the Offer; and (C) postpone the acceptance of Shares.  If the Company determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

(vi)           Shares may be withdrawn by the tendering Member at any time before the Repurchase Deadline.

(vii)           Members wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Notice of Intent to Tender to CAI Investing Services, the Company’s agent designated for this purpose, to the attention of Gregory Cecchini, at the address set out on the first page of the Notice of Intent to Tender, or fax a completed and executed Notice of Intent to Tender to CAI Investing Services, also to the attention of Harold Terry, at the fax number set out on the first page of the Notice of Intent to Tender.  The completed and executed Notice of Intent to Tender must be received by CAI Investing Services, either by mail or by fax, no later than 12:00 midnight, New York time, on Friday, July 24, 2009.  The Company recommends that all documents be submitted to CAI Investing Services by certified mail, return receipt requested, or by facsimile transmission.  A Member choosing to fax a Notice of Intent to Tender must also send or deliver the original completed and executed Notice of Intent to Tender to CAI Investing Services promptly thereafter.

Any Member tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi).  To be effective, any notice of withdrawal must be timely received by CAI Investing Services at the address or fax number set out on the first page of the Notice of Intent to Tender.  A form to use to give notice of withdrawal of a tender is available by calling CAI Investing Services at the telephone numbers indicated on the first page of the Notice of Intent to Tender.  Shares tendered and properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  However, subsequent to the withdrawal of tendered Shares, Shares may be tendered again prior to the relevant Repurchase Deadline by following the procedures described above.

(viii)        For purposes of the Offer, the Company will be deemed to have accepted (and thereby purchased) Shares that are tendered as, if and when it gives notice to the tendering Member of its election to purchase such Shares.

(ix)           If more than 25% of its Multi-Strategy Series G Shares are duly tendered to the Company (and not withdrawn) prior to the Repurchase Deadline, the Company will in its sole discretion either:  (A) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (B) increase the outstanding Shares that the Company is offering to purchase by up to two percent (2%) on the Repurchase Deadline; (C) extend the Offer, if necessary, and increase the amount of Shares that the Company is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (D) accept a portion of the Shares tendered on or before the Repurchase Deadline for payment on a pro rata basis based on the aggregate net asset value of tendered Shares.  The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)           The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest of Members who do not tender their Shares.  Members who retain their Shares may be subject to increased risks that may possibly result from the reduction in the net assets resulting from payment for the Shares tendered.  These risks include the potential for greater volatility due to decreased diversification.  A reduction in the net assets of Multi-Strategy Series G (and thereby the Company as a whole) may result in Members who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Company and Multi-Strategy Series G are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made from time to time.

(xi)            Not applicable.

(xii)           The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Company from Members pursuant to the Offer.  Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Company pursuant to the Offer.

In general, a Member from whom Shares (held as capital assets) are purchased by the Company may realize a capital gain or loss in an amount equal to the difference between the amount realized and the Member’s adjusted tax basis in the Shares.  Such gain or loss will be long-term or short-term, depending upon the Member’s holding period for the Shares.  Generally, a Member’s gain or loss will be a long-term gain or loss if the Shares have been held for more than one year.  A loss realized on a sale or exchange of Shares will be disallowed if such Shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date on which the Shares are disposed of.  In such case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss.

Under Treasury regulations, if a Member recognizes a loss with respect to Shares of $2 million or more for an individual Member or $10 million or more for a corporate Member, the Member will likely have to file with the Internal Revenue Service a disclosure statement on Form 8886.  Members should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

(a)           (2)  Not applicable.

(b)           Any Shares to be purchased from any officer, director or affiliate of the Company will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Company’s prospectus dated July 22, 2008 (the “Prospectus”) and the LLC Agreement provide that the Company’s board of directors (the “Board of Directors”) has the discretion to determine whether the Company will purchase Shares from Members from time to time pursuant to written tenders.  The Prospectus also states that the Adviser expects to recommend to the Board of Directors that the Company purchase Shares from Members quarterly each year on the last business day of March, June, September, and December.  The Company has offered to purchase Shares from the Members on a regular basis, commencing June 30, 2003.  The Company is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between:  (i) the Company, the Adviser or the Board of Directors or any person controlling the Company or controlling the Adviser or the Board of Directors; and (ii) any other person, with respect to the Shares.  The LLC Agreement further provides that Multi-Strategy Series G shall be dissolved if the Shares held by any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender all Shares held by such Member for purchase by the Company have not been purchased within a period of two years of the request (whether in a single purchase offer or multiple consecutive offers within the two-year period).  A Member who intends to cause Multi-Strategy Series G to be so dissolved must so indicate in a separate, written dissolution request submitted to the Company within the applicable two-year period.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)           The purpose of the Offer is to provide liquidity to Members who hold Shares as contemplated by and in accordance with the procedures set out in the Prospectus and the LLC Agreement.

(b)           Shares that are tendered to the Company in connection with the Offer will be retired, although the Company may issue additional Shares in accordance with the Prospectus.  The Company currently expects that it will accept subscriptions for Shares as of the first business day of each calendar month, but is under no obligation to do so, and may do so more or less frequently as determined by the Company’s administrator (acting pursuant to authority delegated by the Board of Directors).

(c)           Neither the Company, the Adviser nor the Board of Directors has any plans or proposals that relate to or would result in:  (1) the acquisition by any person of Shares (other than the Company’s intention to accept subscriptions for Shares on the first business day of each calendar month and from time to time as described in paragraph (b) above), or the disposition of Shares (other than through periodic purchase offers by the Company, including this Offer); (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (3) any material change in the present distribution policy or indebtedness or capitalization of the Company; (4) any change in the present Board of Directors or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (5) a purchase, sale or transfer of a material amount of assets of the Company or Multi-Strategy Series G (other than as may be necessary or appropriate to fund all or a portion of the purchase price for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Company or Multi-Strategy Series G); (6) any other material change in the Company’s corporate structure or business, including any plans or proposals to make any changes in the Multi-Strategy Series G’s investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Company.  Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Company.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)           The Company expects that the amount offered for the purchase of Shares acquired pursuant to the Offer, which will not exceed 25% of its outstanding Shares (and therefore 25% of net assets) with respect to Multi-Strategy Series G Shares (unless the Company elects to purchase a greater amount), will be derived from one or more of the following sources:

(i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by Multi-Strategy Series G; and (iii) possibly borrowings, as described in paragraph (d) below.  The Company will segregate with its custodian, cash, liquid securities or interests in investment funds that the Series has requested to be withdrawn (or any combination of them) equal to the value of the amount estimated to be paid under the Notes described above.

(b)           There are no material conditions to the financing of the transaction.  There are no alternative financing plans or arrangements for the transaction.

(c)           Not applicable.

(d)           Neither the Company, the Adviser nor the Board of Directors has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer.  However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Company, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price for Shares, subject to compliance with applicable law.  If the Company funds any portion of the purchase price in that manner, it will deposit assets to serve as collateral for any amounts so borrowed, in a special custody account with its custodian established for that purpose for Multi-Strategy Series G.  If the Company were to fail to repay any such amounts, the lender would be entitled to satisfy the Company’s obligations from the collateral deposited in the special custody account for Multi-Strategy Series G.  The Company expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Company by existing or new Members, withdrawal of Multi-Strategy Series G’s capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by Multi-Strategy Series G.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)           Based on May 31, 2009 net asset values, the following persons (the named individuals are the Company’s Directors) own Shares equal in value to the following amounts:

Person	Multi-Strategy Series G Shares	Approximate Percentage of Multi-Strategy Series G’s Net Capital
Adviser	$0	0%
Charles Hurty (Director)	$0	0%
Steven Krull (Director)	$0	0%
Raymond Nolte (Director)	$0	0%
Joshua Weinreich (Director)	$0	0%
Citigroup FOF LLC 55 East 59th Street 10th Floor New York, NY 10022	$17,169,342.22	3.18%

Citigroup FOF LLC is a wholly owned direct subsidiary of Citigroup, Inc., the indirect parent company of the Adviser, and is the vehicle by which affiliates of the Adviser provided sponsorship capital with respect to Multi-Strategy Series G.  Citigroup FOF LLC is not required to maintain its investment in Multi-Strategy Series G and may participate in the Offer on the same terms as other Members.

Other than as listed above, no person controlling the Company, the Adviser nor any associate or majority-owned subsidiary of such person owns (directly or indirectly) Shares of the Company.  Unless otherwise noted, addresses for each of the persons listed above are provided in Item 3.

(b)           Other than the issuance of Shares by the Company in the ordinary course of business, there have been no transactions involving Shares that were effected during the past 60 days by the Company, the Adviser, any member of the Board of Directors or any person controlling the Company or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)           (1) While the Company does not file its annual report under Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 30d-1 under the 1940 Act, it prepared and furnished its audited financial statements for the fiscal year ended March 31, 2009 to its Members within 60 days following such fiscal year end.  Pursuant to Rule 30b2-1 under the 1940 Act, the Company filed such audited financial statements with the Securities and Exchange Commission on or about June 1, 2009.  Those audited financial statements are incorporated herein by reference and furnished herewith as Exhibit G.

(2) The Company is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.

(3) Not applicable.

(4) Not applicable.

(b)           The net assets will be reduced by the amount paid by the Company to purchase Shares.  Thus, Multi-Strategy Series G’s income relative to assets may be affected by the Offer.

ITEM 11.	ADDITIONAL INFORMATION.

(a)

(1)           None.

(2)           None.

(3)           Not applicable.

(4)           Not applicable.

(5)           None.

(b)           None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Notice of Intent to Tender.

B.	Offer to Purchase (with financial statements enclosed).

C.	Form of Notice of Intent to Tender.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters to Members in connection with the Company’s acceptance of tenders of Shares.

F.	Form of Promissory Note.

G.	Audited Financial Statements of the Company for the fiscal year ended March 31, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CITIGROUP ALTERNATIVE INVESTMENTS MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC

By:	/s/ Raymond Nolte
	Name:	Raymond Nolte
	Title:	President and Director

June 26, 2009

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to Offer to Purchase and Notice of Intent to Tender.

B.	Offer to Purchase (with financial statements enclosed).

C.	Form of Notice of Intent to Tender.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters to Members in connection with the Company’s acceptance of tenders of Shares.

F.	Form of Promissory Note.

G.	Audited Financial Statements of the Company for the fiscal year ended March 31, 2009.